Peak Subsidiaries Resume Operations

Montreal, Quebec--(Newsfile Corp. - February 20, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that all of its Chinese operating subsidiaries, with the exception of Asia Synergy Supply Chain ("ASSC"), have resumed their operations following the cancellation of government-imposed limitations of non-essential business operations due to the coronavirus. ASSC's operations are expected to resume on February 24, 2020.

In compliance with government regulations to help contain the spread of the virus, the Company's subsidiaries had been closed since the start of the Chinese New Year holiday. The government recently removed the business operation restrictions and is now encouraging all businesses where Peak's subsidiaries are located, and in most parts of the country, to resume their normal operations.

"No one could have predicted how long the business restrictions would last," commented Johnson Joseph, Peak's President and CEO. "We were very pleased to learn that our operations would resume much faster than expected," he went on to say.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 231
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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